

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

May 27, 2015

John J. Mahon, Esq.
Sutherland Asbill & Brennan LLP
700 Sixth Street, NW, Suite 700
Washington, DC 20001-3980

  Re: New Mountain Finance Corporation
    File No. 333-203676

Dear Mr. Mahon:

  We have reviewed the registration statement for New Mountain Finance Corporation (the "Company") filed on Form N-2 on April 27, 2015, in connection with the shelf registration of common stock, preferred stock, subscription rights, warrants, and debt securities.

  Your letter of April 27, 2015 states that the disclosure in the registration statement contains no material changes from the disclosure included in the Company's shelf registration statement on Form N-2 (File No. 333-197004) (the "prior registration statement"), initially filed with the Commission on June 24, 2014 and declared effective, as amended, on September 18, 2014, except for (i) revisions reflecting material developments relating to the Company since the effective date of the prior registration statement and (ii) the inclusion of annual audited financial statements and related financial data for the year ended December 31, 2014, together with disclosure relating thereto. We have afforded the registration statement a selective review in response to your request, and in accordance with Securities Act Release No. 6510 (Feb. 15, 1984).

  Our comments are provided below. For convenience, we generally organized our comments using headings, defined terms and page numbers found in the registration statement. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

PROSPECTUS

Prospectus Summary — Overview (Pages 2-4)

1. The second full paragraph on page 3 states that the Company has established two wholly-owned subsidiaries, NMF Ancora and NMF YP, which serve as tax blocker corporations. This section discloses that these subsidiaries are not consolidated for income tax purposes. On page 72, however, the Company discloses that these subsidiaries are consolidated for

accounting purposes. Please revise the disclosure on page 3 to clarify that although the subsidiaries are consolidated for accounting purposes, they will not be consolidated for income tax purposes. Please also confirm to us that any borrowings by either of these subsidiaries will be treated as borrowings by the Company for purposes of the limitations on indebtedness set forth in Section 61 of the Investment Company Act of 1940 Act ("1940 Act"). These comments apply equally to NMF QID, a wholly-owned subsidiary serving as a tax blocker corporation, which is described on page 5.

Fees and Expenses (Pages 16-17)

2. Please round all percentages in the fee table to the nearest hundredth of one percent. *See* General Instruction 3 to Item 3 of Form N-2.

3. Please confirm to us that the expenses of the NMFC Senior Loan Program I, LLC are included in the fee table.

4. Footnote 4 to the fee table states that the base management fee reflected in the fee table is presented "net of the management fee waiver." The management fee should be presented net of fee waivers only if the waiver is contractual and will be in effect for at least one year from the effective date of the Company's prospectus. If the waiver meets those conditions, please show the base management fee on a gross basis and add a caption to the table indicating the amount of the fee waiver. Finally, add a descriptive caption indicating that the fees are net of a waiver, such as "Total Annual Fund Operating Expenses After Fee Waiver". If the waiver does not meet the conditions above, please revise the fee table to present the base management fee on a gross basis and revise footnote 4 accordingly.

Selected Financial and Other Data (Page 19)

5. Please confirm to us that this section will be updated for the quarter-ended March 31, 2015 in the Company's pre-effective amendment.

PART C

Item 25. Financial Statements and Exhibits (Page F-12)

6. Consolidated Schedule of Investments — Footnote **. The "**" footnote symbol indicates assets that the Company deems to be "non-qualifying assets" under Section 55(a) of the 1940 Act. In future financial statements, please disclose the percentage of the Company's investments that are "non-qualifying assets."

Notes to Consolidated Financial Statements — Note 2 (Page F-26)

7. Note 2 — Collateralized Agreements or Repurchase Financings. This paragraph states that "[a]s of December 31, 2014, the Company held one collateralized agreement to resell with a

carrying value of $30,000, collateralized by a security with a fair value of $30,000 and guaranteed by the counterparty. The counterparty has the option to repurchase the collateral from the Company at the par value of the collateralized agreement within a year. The collateralized agreement earns interest at a rate of 15.0% per annum as of December 31, 2014." Please disclose the name of the counterparty, and include a description of the securities and related collateral subject to the repurchase agreements. *See* Rule 12-12, n. 2 of Regulation S-X.

Notes to Consolidated Financial Statements — Note 9 (Page F-59)

8. Note 9 — Commitments and Contingencies. Please note our position on unfunded commitments, which are contractual obligations of the Company to make loans up to a specified amount at future dates, and which may subject the Company to risks similar to those created by standby commitment agreements. Unfunded commitments, like standby commitment agreements, may be senior securities under Section 18(g) of the 1940 Act, which defines "senior security" to mean "any . . . obligation or instrument constituting a security and evidencing indebtedness". *See* Investment Company Act Rel. No. 10666, "Securities Trading Practices of Registered Investment Companies" (April 18, 1979). We consider unfunded commitments that specify an interest rate to be senior securities subject to the coverage requirements of Sections 18 and 61 of the 1940 Act, unless the Company has segregated liquid assets equal to the marked-to-market value of its unfunded commitments. Please explain to us whether the Company currently treats its unfunded commitments as senior securities. In your response, please explain whether the Company currently segregates liquid assets, or has borrowing capacity within its 200% asset coverage limitation, sufficient to cover the value of its unfunded commitments. After we review your response, we may have additional comments.

GENERAL COMMENTS:

9. We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

10. If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective in reliance on Rule 430A under the Securities Act of 1933 ("Securities Act"), please identify the omitted information to us supplementally, preferably before filing the final pre-effective amendment.

11. Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

12. Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to

a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

13. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Company and its management are in possession of all facts relating to the Company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event that the Company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

* * * * * * *

If you have any questions prior to filing a pre-effective amendment, please call me at (202) 551-4447.

Sincerely,

/s/ Amy W. Miller

Amy W. Miller
Senior Counsel

cc: Michael J. Shaffer, SEC